This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, underlying supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes. For additional information please see the accompanying term sheet.

JPMorgan -- Capped Notes Linked to a Weighted Basket of Three Buffered Return
Enhanced Components ("NON BREN")

The notes are designed for investors who seek a return of twice the appreciation of each index in a weighted diversified basket of three international buffered return enhanced components converted in U.S. dollars, consisting of the EURO STOXX 50([R]) Index, the FTSE[] 100 Index and the
TOPIX([R]) Index, each of which is subject to a maximum return of 15.30% at maturity.

Trade Details/Characteristics
Component Indices and         EURO STOXX 50 Price Index([R]) :56%
Component Weights             FTSE[] 100 Index:        23%
                              TOPIX Index([R]) :       21%
Currency                      USD
Buffer Amount                 10.00%
Upside Leverage Factor        2.0
Maximum Return*               15.30%
Downside Leverage Factor*     1.1111
Maximum Potential Loss        100.00%
Initial Index Level           The Adjusted Closing Level of each Component Index on the pricing date
Ending Index Level            The arithmetic average of the Adjusted Closing Levels of each Component
                              Index on each of five
                              Ending Averaging Dates
Index Return                  (Ending Index Level - Initial Index Level) / Initial Index Level
Adjusted Closing Level        With respect to a Component Index on any relevant day, the closing level of that Component Index
                              multiplied by the Exchange Rate of that Component Index on that day
Maturity date                 Friday, January 10, 2014
Settlement                    Cash
Basket Return                 The sum of the products of (a) the Component Return of each Basket Component and (b) the
                              Component Weighting of that Basket Component
Component Return              If the ending index level Is greater than the Initial Index Level:
                              Index Return [] Upside Leverage Factor, subject to the Maximum Return
                              If the ending index level Is equal to the Initial Index Level or less than the Initial Index
                              Level by not more than the Buffer Amount
                              0%
                              If the Ending Index Level Is less than the Initial Index Level by more than the Buffer Amount
                              (Index Return + Buffer Amount) [] Downside Leverage Factor
Payment at Maturity           $1,000 + ($1,000 [] Basket Return)
*for each Component Index

Risks/Considerations

[] Your investment in the notes may result in a loss.
[] Any payment on the notes is subject to the credit risk of JPMorgan Chase and
Co.
[] JPMorgan Chase and Co.  and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging

JPMorgan Chase and Co.'s obligations under the notes.

[] The component return for each Basket Component, and therefore your potential total return, is limited by the applicable Maximum Return [] A decrease in the component currencies relative to the U. S.  dollar may adversely affect your return.
[] Certain built-in  costs are likely to adversely affect the value of the notes prior to maturity.
[] Movement in the levels and exchanges rates of the Component Indices may be highly correlated. [] Change in the value and exchange rates of the Component
Indices may offset each other.
[] There are risks associated with the securities markets and countries of the foreign equity securities which are included in the Component Indices. [] The notes are subject to currency exchange risk.
[] No interest payments, dividend payments or voting rights [] Lack of liquidity
[] Many economic factors, such as index volatility, time to maturity, interest rates and creditworthiness of the issuer, will impact the value of the notes prior to maturity.

Hypothetical Examples of Amounts Payable at Maturity
Example 1: The level of the EURO STOXX 50([R]) Index increases from an Initial
Index Level of 3,380 to an Ending Index Level of 3,464.50, the level of the
FTSE[] 100 Index increases from an Initial Index Level of 9,440 to an Ending
Index Level of 9,534.40 and the level of the TOPIX([R]) Index increases from an
Initial Index Level of 9.60 to an Ending Index Level of 9.696.
Because the Ending Index Level of each Component Index is greater than its
Initial Index Level, and the Index Returns of 2.50% for the EURO
STOXX 50([R]) Index, 1.00% for the FTSE[] 100 Index and 1.00% for the
TOPIX([R]) Index, each multiplied by 2, do not exceed the applicable Maximum
Returns of 15.30%, 15.30% and 15.30%, respectively, the Basket Return is calculated as follows: [(2.5% [] 2) [] 56%] + [(1% [] 2) [] 23%] + [(1% [] 2)
[] 21%] = 3.68% Accordingly, the investor receives a payment at maturity of
$1,036.80 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 [] 3.68%) = $1,036.80

Example 2: The level of the EURO STOXX 50([R]) Index increases from an Initial
Index Level of 3,380 to an Ending Index Level of 4,056, the level of the FTSE[]
100 Index increases from an Initial Index Level of 9,440 to an Ending Index
Level of 12,272 and the level of the TOPIX([R]) Index increases from an Initial
Index Level of 9.60 to an Ending Index Level of 13.44.
Because the Ending Index Level of each Component Index is greater than its
Initial Index Level, and the Index Returns of 20.00% for the EURO STOXX 50([R])
Index, 30.00% for the FTSE[] 100 Index and 40.00% for the TOPIX([R]) Index,
each multiplied by 2, exceed the applicable Maximum Returns of 15.30%, 15.30%
and 15.30%, respectively, the Basket Return is calculated as follows: (15.30%
[] 56%) + (15.30% [] 23%) + (15.30% [] 21%) = 15.30% Accordingly, the investor receives a payment at maturity of $1,153.00 per $1,000 principal amount note, which reflects the maximum payment at maturity, calculated as follows:

$1,000 + ($1,000 [] 15.30%) = $1,153.00

Example 3: The level of the EURO STOXX 50([R]) Index decreases from an Initial
Index Level of 3,380 to an Ending Index Level of 3,211, the level of the FTSE[]
100 Index decreases from an Initial Index Level of 9,440 to an Ending Index
Level of 8,968 and the level of the TOPIX([R]) Index decreases from an Initial
Index Level of 9.60 to an Ending Index Level of 9.12.
Because the Ending Index Level of each Component Index is less than its Initial
Index Level by not more than 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.
Example 4: The level of the EURO STOXX 50[R] Index decreases from an Initial
Index Level of 3,380 to an Ending Index Level of 2,366, the level of the FTSE[]
100 Index decreases from an Initial Index Level of 9,440 to an Ending Index
Level of 7,552 and the level of the TOPIX([R]) Index decreases from an Initial
Index Level of 9.60 to an Ending Index Level of 5.76.
Because the Ending Index Level of each Component Index is less than its Initial
Index Level by more than 10%, the Basket Return is calculated as follows:
([(-30% + 10%) [] 1.1111] [] 56%) + ([(-20% + 10%) [] 1.1111] [] 23%) + ([(-40%
+ 10%) [] 1.1111] [] 21%) = -22.00% Accordingly, the investor receives a payment at maturity of $780.00 per $1,000 principal amount note, calculated as follows: $1,000 + ($1,000 [] -22.00%) = $780.00

Hypothetical Examples of Index Return Calculations
Example 1: The closing level of the EURO STOXX 50([R]) Index increases from
2,600 on the pricing date to 2,860 on the final Ending Averaging Date, and the
Exchange Rate of the EURO STOXX 50([R]) Index remains flat at 1.30 from the pricing date to the final Ending Averaging Date. The Ending Index Level is equal to:

2,860 [] 1.30 = 3,718

Because the Ending Index Level of 3,718 is greater than the Initial Index Level of 3,380, the Index Return is positive and is equal to 10%. Example 2: The closing level of the EURO STOXX 50([R]) Index remains flat at 2,600 from the pricing date to the final Ending Averaging Date, and the Exchange Rate of the
EURO STOXX 50([R]) Index increases from 1.30 on the pricing date to 1.56 on the final Ending Averaging Date. The Ending Index Level is equal to:

2,600 [] 1.56 = 4,056

Because the Ending Index Level of 4,056 is greater than the Initial Index Level of 3,380, the Index Return is positive and is equal to 20%.
Example 3: The closing level of the EURO STOXX 50([R]) Index increases from
2,600 on the pricing date to 2,860 on the final Ending Averaging Date, but the
Exchange Rate of the EURO STOXX 50([R]) Index decreases from 1.30 on the pricing date to 1.04 on the final Ending Averaging Date. The Ending Index Level of the EURO STOXX 50([R]) Index is equal to: 2,860 [] 1.04 = 2,974.40 Even though the closing level of the EURO STOXX 50([R]) Index has increased by 10%, because the Exchange Rate of the EURO STOXX 50([R]) Index has decreased by 20%, the Ending Index Level of 2,974.40 is less than the Initial Index Level of
3,380, and the Index Return is negative and is equal to -12%.
Example 4: The closing level of the EURO STOXX 50([R]) Index decreases from
2,600 on the pricing date to 2,340 on the final Ending Averaging Date, and the
Exchange Rate of the EURO STOXX 50([R]) Index decreases from 1.30 on the pricing date to 1.04 on the final Ending Averaging Date. The Ending Index Level is equal to: 2,340 [] 1.04 = 2,433.60 Because the Ending Index Level of
2,433.60 is less than the Initial Index Level of 3,380, the Index Return is negative and is equal to -28%.

SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co. has filed with the SEC for more complete information about JPMorgan Chase and Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement, underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.
IRS Circular 230 Disclosure: JPMorgan Chase and Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase and Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.
Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase and Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC. is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.
Filed pursuant to Rule 433
Registration Statement No: 333-177923
Dated: December 17, 2012

Hypothetical Returns

Hypothetical Range of Returns

The following table illustrates the hypothetical Index Return for each
Component Index and the corresponding Component Return for each Basket
Component. Each hypothetical Index Return and Component Return set forth below assumes an Initial Index Level of 3,380, 9,440 and 9.60 for the EURO STOXX
50[R] Index, the FTSE[] 100 Index and the TOPIX[R] Index, respectively (based on a hypothetical closing level on the pricing date of 2,600, 5,900 and 800 for the EURO STOXX 50[R] Index, the FTSE[] 100 Index and the TOPIX[R] Index,
respectively, and a hypothetical Exchange Rate on the pricing date of 1.30,
1.60 and 0.012 for the EURO STOXX 50[R] Index, the FTSE[] 100 Index and the
TOPIX[R] Index, respectively), and a Maximum Return of 15.30%, 15.30% and
15.30% for the Basket Components linked to the EURO STOXX 50[R] Index, the
FTSE[] 100 Index and the TOPIX[R] Index, respectively. Each hypothetical Index
Return and Component Return set forth below is for illustrative purposes only and may not be the actual Index Return and Component Return applicable to a purchaser of the notes. The numbers appearing in the following table have been rounded for ease of analysis.

    EURO STOXX 50([R]) Index           FTSE[] 100 Index            TOPIX([R]) Index
---------------------------- --------- -------------------- ------ ---------------- ---------
 Ending                       Ending                        Ending
          Index   Component                Index  Component          Index          Component
 Index                         Index                        Index
          Return   Return                  Return  Return            Return          Return
 Level                         Level                        Level
-------- -------- ---------- --------- ---------- --------- ------ ---------------- ---------
6,084.00 80.00%   15.30%     16,992.00    80.00%  15.30%    17.28   80.00%          15.30%
4,732.00 40.00%   15.30%     13,216.00    40.00%  15.30%    13.44   40.00%          15.30%
3,718.00 10.00%   15.30%     10,384.00    10.00%  15.30%    10.56   10.00%          15.30%
3,638.57  7.65%   15.30%     10,162.16    7.65%   15.30%    10.33   7.65%           15.30%
3,549.00  5.00%    5.00%     9,912.00     5.00%    5.00%    10.08   5.00%            5.00%
3,413.80  1.00%    2.00%     9,534.40     1.00%    2.00%    9.70    1.00%            2.00%
3,380.00  0.00%    0.00%     9,440.00     0.00%    0.00%    9.60    0.00%            0.00%
3,042.00 -10.00%   0.00%     8,496.00    -10.00%   0.00%    8.64   -10.00%           0.00%
2,028.00 -40.00%  -33.33%    5,664.00    -40.00%  -33.33%   5.76   -40.00%          -33.33%
1,352.00 -60.00%  -55.56%    3,776.00    -60.00%  -55.56%   3.84   -60.00%          -55.56%
 338     -90.00%  -88.89%      944       -90.00%  -88.89%   0.96   -90.00%          -88.89%
  0      -100.00% -100.00%      0        -100.00% -100.00%   0     -100.00%         -100.00%
-------- -------- ---------- --------- ---------- --------- ------ ---------------- ---------

Each graph below demonstrates the hypothetical Component Return applicable to an Index at maturity for a subset of Index Returns detailed for that Index in the table to the left. For example, the graph applicable to the Euro Stoxx 50 represents a subset of returns displayed in the first three columns in the table to the left. None of these graphs, in isolation, reflect the payout formula applicable to your notes at maturity. Your investment may result in a loss of all of your principal at maturity.

[graphic omitted]

Risk Considerations
The risk considerations below are not considered exhaustive. Please see the applicable term sheet for a more detailed discussion of risks, conflicts of interest, and tax consequences associated with an investment in the notes.

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS -- The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Component Indices and changes in the Exchange Rates and will depend on whether, and the extent to which, the Index Return of each Component
Index is positive or negative. Your investment will be exposed to loss on a leveraged basis if the Ending Index Level for any Component Index is less than its Initial Index Level by more than 10%, including any decline caused by a change in the applicable Exchange Rate. Under these circumstances, you may lose some or all of your initial investment at maturity.

CREDIT RISK OF JPMORGAN CHASE and CO. -- The notes are subject to the credit risk of JPMorgan Chase and Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on
JPMorgan Chase and Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Executive Overview -- Recent Developments," "Liquidity Risk
Management -- Credit Ratings," "Item 4. Controls and Procedures" and "Part II.
Other Information -- Item 1A. Risk Factors" in our Quarterly Report on Form
10-Q for the quarter ended June 30, 2012.

POTENTIAL CONFLICTS -- We and our affiliates may play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that these hedging activities or other trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.

THE COMPONENT RETURN FOR EACH BASKET COMPONENT IS LIMITED BY THE APPLICABLE
MAXIMUM RETURN -- If the Ending Index Level of a Component Index is greater than its Initial Index Level, including any increase caused by a change in the applicable Exchange Rate, the Component Return for the Basket Component linked to such Component Index will not exceed a predetermined percentage, regardless of the appreciation in the applicable Component Index, which may be significant. Assuming a Maximum Return of 15.30% for each Basket Component, your payment at maturity will not exceed $1,153 for each $1,000 principal amount note. The actual Maximum Returns applicable to the Basket Components will be set on the pricing date and will not be less than 15.30% .

A DECREASE IN THE VALUE OF THE COMPONENT CURRENCIES RELATIVE TO THE U.S. DOLLAR
MAY ADVERSELY AFFECT YOUR RETURN ON THE NOTES -- The return on the notes is based on the performance of the Component Indices and changes in the Exchange
Rates. The Ending Index Level of each Component Index is determined based on the Adjusted Closing Level of such Component Index, which is the closing level of such Component Index, converted into U.S. dollars based on the applicable
Exchange Rate. Accordingly, any depreciation in the value of the Component
Currencies relative to the U.S. dollar (or conversely, any increase in the value of the U.S. dollar relative to the Component Currencies) may adversely affect your return on the notes.

CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES
PRIOR TO MATURITY -- While the payment at maturity, if any, on the notes is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities LLC will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Impact the Value of the Notes" in the accompanying term sheet.

MOVEMENTS IN THE LEVELS AND EXCHANGE RATES OF THE COMPONENT INDICES MAY BE
HIGHLY CORRELATED -- Movements in the levels and Exchange Rates of the
Component Indices may be highly correlated over the term of the notes. High correlation during periods of negative returns could have an adverse effect on your return on your investment at maturity. However, the movements in the levels and Exchange Rates of the Component Indices may become uncorrelated in the future.

CHANGES IN THE VALUE AND EXCHANGE RATES OF THE COMPONENT INDICES MAY OFFSET
EACH OTHER -- The notes are linked to a weighted Basket composed of the Basket
Components, each of which is linked to a Component Index and each of which is converted into U.S. dollars. Price movements in the Component Indices may not correlate with each other. Therefore, in calculating the Basket Return, increases in the value of one or more of the Component Indices may be moderated, or more than offset, by lesser increases or declines in the level of one or more of the other Component Indices, particularly if the Component
Indices that appreciate are of relatively low weight in the Basket. Similarly, movements in the Exchange Rates of the Component Indices may not correlate with each other. In addition, price movements in the Component Indices and movements in the Exchange Rates may not correlate with each other. At a time when the value or Exchange Rate of a Component Index increases, the Exchange Rate or value, respectively, of such Component Index may decline. Therefore, in calculating the Basket Return, increases in the value or Exchange Rate of a
Component Index may be moderated, or more than offset, by declines in the
Exchange Rate or value, respectively, of such Component Index. There can be no assurance that the Ending Index Level of each Component Index will be higher than the Initial Index Level of such Component Index. You may lose some or all of your investment in the notes if the Ending Index Levels of one or more
Component Indices are lower than the Initial Index Levels of such Component
Indices.

THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK -- Foreign currency exchange rates vary over time, and may vary considerable and in unexpected ways during the term of the Notes. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the underlying currencies' countries, and economic and political developments in other relevant countries. Of particular importance to potential currency exchange risk are existing and expected rates of inflation and interest rate levels, balance of payments in the underlying currencies' countries and between each country and its major trading partners, and the extent of government surplus or deficit in the underlying currencies'
countries.

NON-U.S. SECURITIES RISK -- The foreign equity securities included in the
Component Indices have been issued by non-U.S. companies. Investments in notes linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the
SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS -- As a holder of the notes, you will not receive any interest payments and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Component Indices would have.

LACK OF LIQUIDITY -- The notes described above will not be listed on any securities exchange. J.P. Morgan Securities LLC intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell any notes issued by an issuer easily. Because other dealers are not likely to make a secondary market for such notes, prices for the notes described above in any secondary market are likely to depend on the price, if any, at which the issuer or the agent is willing to buy such notes.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES -- In
addition to the level of the underlying, the value of any notes that may be issued by an issuer described above will be affected by a number of economic and market factors that may either offset or magnify each other, including: the actual and expected volatility of the Component Indices; the time to maturity of the notes; the dividend rate on the equity securities that compose the
Component Indices; interest and yield rates in the market generally; a variety of economic, financial, political, regulatory, and judicial events; and the creditworthiness of the issuer.

The notes are not bank deposits and are not insured by the U.S. Federal Deposit
Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Calculations and determinations will be made in the sole discretion of the calculation agent, JPMorgan Securities LLC, and may be potentially adverse to your interests as an investor in the notes.

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